Filed by International Paper Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                            Subject Company: Champion International Corporation
                                                 Commission File No.: 001-03053

The following text is of International Paper Company's press release issued May 19, 2000.

International Paper Launches Exchange Offer for Shares of Champion
International

PURCHASE, N.Y., May 19 /PRNewswire/ -- International Paper (NYSE: IP) today launched an exchange offer for all outstanding shares of common stock, including the associated rights to purchase preferred stock, of Champion International Corporation (NYSE: CHA). The offer to exchange all outstanding shares of Champion common stock for $75 per share expires at midnight, Eastern Daylight Time, June 16, 2000, unless the period is extended. This exchange offer is being made in connection with an Agreement and Plan of Merger between International Paper and Champion dated May 12, 2000.

Champion shareholders will receive $50 in cash and $25 in International Paper shares. The number of IP shares will be determined by dividing $25 by the average of the volume weighted averages trading prices of IP common stock on the NYSE for the 15 trading days randomly selected by IP and Champion from the 30 consecutive trading days ending on the third trading day prior to the expiration date. If the average trading prices for the 15 days is less than $34, the exchange ratio will be .7353.

International Paper will acquire the remaining Champion shares in a merger in which each share of Champion common stock will be converted into the right to receive $75 in cash and stock, the same consideration being paid for shares tendered in the offer.

Payment for shares properly tendered and accepted will be made as promptly as practicable after the expiration date.

International Paper (http://www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forest under the principles of the Sustainable Forestry Initiative (SFI(SM)) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.

SOURCE International Paper
CONTACT: Media - James Lee, 914-397-1565,
Analyst - Carol Tutundgy, 914-397-1632, or
Rochelle Weitzner, 914-397-1623, all of
International Paper/